UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 15, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 01 August 2014 entitled ‘VODAFONE AND BELGACOM RENEW PARTNER MARKET AGREEMENT’

2.                                     A news release dated 22 August 2014 entitled ‘VODAFONE GREECE AGREES TO ACQUIRE 72.7% OF HELLAS ONLINE’

3.                                     Stock Exchange Announcement dated 01 August 2014 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

4.                                     Stock Exchange Announcement dated 04 August 2014 entitled ‘PUBLICATION OF PROSPECTUS’

5.                                     Stock Exchange Announcement dated 12 August 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.                                     Stock Exchange Announcement dated 14 August 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

7.                                     Stock Exchange Announcement dated 29 August 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

1 August 2014

VODAFONE AND BELGACOM RENEW PARTNER MARKET AGREEMENT

Vodafone and the Belgacom Group have renewed their Partner Market agreement in Belgium and Luxembourg for a further three years.*

The renewed non-equity Partner Market agreement builds on the strong co-operation that has existed between Vodafone and Belgacom since 2003, with the two companies jointly providing a range of products and services to serve businesses and consumers.

Under the agreement, Belgacom and Vodafone’s customers will be able to roam on each other’s mobile networks.  Vodafone Global Enterprise customers will continue to benefit from international managed services and will continue to be serviced through a single point of contact.  The two companies will also continue to benefit from joint mobile device procurement.

Vodafone Partner Markets Chief Executive Stefano Gastaut, said: “We are delighted to renew our longstanding Partner Market agreement with Belgacom, building on more than a decade of successful collaboration.”

Belgacom’s CEO Dominique Leroy commented: “We look forward to continuing our excellent collaboration with Vodafone as it will benefit our customers and strengthen Belgacom’s leadership and differentiation in the Belgian and Luxembourg markets.”

- ends –

*Belgacom Group trade as “Belgacom” in Belgium and “Tango” in Luxembourg.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

22 August 2014

VODAFONE GREECE AGREES TO ACQUIRE 72.7% OF HELLAS ONLINE

Vodafone today announces that Vodafone Greece has agreed to acquire 72.7% of the share capital of Hellas Online SA (“HOL”) from the Intracom Group (“Intracom”) and World Equities Investments Holdings SA (“WEI”) for a total cash consideration of €72.7m (the “Transaction”). Completion of the transaction is subject to a number of conditions, including antitrust clearance by the relevant competent authorities. The Transaction values the fully diluted equity of HOL at €100m and is equivalent to an enterprise value of €311m including HOL’s adjusted net debt of €211m1.

Principal benefits of the transaction

Acceleration of Vodafone’s unified communications strategy in Greece HOL is a leading provider of broadband and fixed-line telephony in Greece with around 519,000 customers as at 31 December 2013, representing a market share of approximately 11%2. The Transaction builds on the successful track record of commercial cooperation between Vodafone Greece and HOL since 2009, when Vodafone Greece became an 18.5% shareholder, and accelerates Vodafone’s unified communications strategy in Greece. The Transaction creates a leading integrated telecom operator in Greece with the number two market position by revenues in both fixed-line and mobile communications3. The combined company will have the scale, management expertise, products and services and funding needed to compete more effectively in the Greek telecommunications market.

Cost and capex savings

Vodafone expects to achieve cost and capex synergies with an annual run-rate of €24m before integration costs by the third full year post completion, equivalent to a net present value of approximately €135m after integration costs. These synergies are expected to be realised from sharing network and IT infrastructure, savings on marketing and bill collections, and rationalisation of overlapping functions.

The Transaction values HOL at a multiple of 4.5x 2013A EBITDA and 9.8x 2013A OpFCF, which is equivalent to a multiple of 5.6x 2013A OpFCF adjusted for cost and capex synergies4.

1 Adjusted net debt of €211m based on reported net debt as at 31 December 2013 of €157.3m adjusted for €0.7m of derivative financial instruments, €43.1m of related party financing and €10.0m preference shares issued in December 2011

2 Based on Vodafone customer estimates as at 31 December 2013

3 Based on Vodafone revenue estimates for the year ended 31 December 2013

4 Multiples based on an enterprise value of €311m, 2013A EBITDA of €68.4m, 2013A OpFCF of €31.7m and run-rate cost/capex savings of €24m

HOL management and employees

Vodafone views the management and employees of HOL as important to the future success of the enlarged company. HOL’s employee base would also benefit from greater and wider career opportunities available in a global business such as Vodafone.

Financing

Vodafone will finance the transaction from its existing cash resources and committed but undrawn bank facilities.

Additional information

For the twelve months ended 31 December 2013, HOL reported total revenue of €227.4m, EBITDA of €68.4m and capex of €36.7m. As at 31 December 2013, HOL reported gross assets of €281.1m.

Vodafone Greece currently owns an 18.4% stake in Hellas Online. The Transaction is expected to complete in calendar Q4 2014, following which Vodafone Greece would own 91.2% of HOL and be under an obligation to extend a mandatory takeover offer for the remaining shares in HOL.

Bank of America Merrill Lynch is acting as financial adviser to Vodafone in connection with the Transaction.

- ends -

Enquiries:

Vodafone Group

Investor relations Tel: +44 (0) 7919 990 230

Media Relations www.vodafone.com/media/contact

Bank of America Merrill Lynch Tel: +44 (0) 20 7628 1000

Peter Golob

Ian Ferguson

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436m mobile customers and 9m fixed broadband customers. For more information, please visit: www.vodafone.com

About Hellas Online

Hellas Online (“HOL”) is one of the leading providers of fixed-line telephony services in Greece, providing a range of voice and internet access services. HOL owns and operates a large core backbone network throughout continental Greece and through its points of presence (PoPs) it offers significant population coverage of the two largest cities in Greece, Athens and Thessaloniki.

HOL has provided internet access services in Greece since 1993, having been one of first internet service providers (ISPs) in the country and has evolved from an ISP to a fixed-line telecommunications services provider offering a broad range of retail, business and wholesale services.

Disclaimer

This document does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities.

Forward Looking Statements

Certain information contained in this document constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge, but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of Vodafone may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast.

Bank of America Merrill Lynch

Merrill Lynch International (“Bank of America Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for Vodafone in connection with the Transaction and for no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to its clients or for providing advice in relation to the Transaction.

01 August 2014

RNS: 0844O

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		4,801,428 (*Pre-consolidation) 2,619,960 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,619,960 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		1,837,085 (*Pre-consolidation) 1,002,046 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		2008 Sharesave Option Scheme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		1,248,508 (*Pre-consolidation) 681,004 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		1,712,356 (*Pre-consolidation) 934,012 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,012 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		156,155 (*Pre-consolidation) 85,175 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Unapproved Share Option Scheme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		445,626 (*Pre-consolidation) 243,068 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,068 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		49,254,791 (*Pre-consolidation) 26,866,249 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014,following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		33,576,254 (*Pre-consolidation figure) 18,314,320 (*Post-consolidation figure)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		676,390

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,637,930 (*Post-consolidation figure)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 1 August 2014

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme

Period of return:	From:	1 February 2014	To:	31 July 2014

Balance of unallotted securities under scheme(s) from previous return:		219,033 (*Pre-consolidation) 119,472 (*Post-consolidation)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		27,460

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		92,012 (*Post-consolidation)

Name of contact:		Tamara Northcott

Telephone number of contact:		+44 (0)7747 456 067

*On 24 February 2014, following the sale of its stake in Verizon Wireless, Vodafone consolidated its shares with the ratio for Ordinary shares set at 6 new ordinary shares for every existing 11 Vodafone shares.  This was based on a mid-market closing price of Vodafone ordinary shares at 223.975pence, a mid-market closing price of Verizon common shares of USD 45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

4 August 2014

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 4 August 2014 (the “Prospectus”) relating to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”)

To view the full document and the audited consolidated annual financial statements of the Issuer for the financial years ended 31 March 2013 and 31 March 2014 incorporated by reference in the Prospectus and as set out in the respective Annual Reports for those financial years, and the interim management statement of the Issuer for the quarter ended 30 June 2014 incorporated by reference in the Prospectus, please paste the following URLs into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/1911O_-2014-8-4.pdf

Audited Consolidated Annual Financial Statements for the financial year ended 31 March 2013
http://www.vodafone.com/content/annualreport/annual_report14/downloads/full_annual_report_2014.pdf

Audited Consolidated Annual Financial Statements for the financial year ended 31 March 2014
http://www.vodafone.com/content/annualreport/annual_report13/downloads/vodafone_annual_report_2013.pdf

Interim management statement of the Issuer for the quarter ended 30 June 2014
http://www.vodafone.com/content/dam/vodafone/investors/financial_results_feeds/ims_quarter_30june2014/Q1_14-15_IMS_Final_24_July_2014.pdf

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Rosemary Martin

Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END

12 August 2014

RNS: 9042O

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 August 2014 that the persons discharging managerial responsibility noted below, acquired the following number of Ordinary Shares of US$0.20 20/21 each in the Company on 6 August 2014, at the price of 199.34p per share through reinvestment of dividend in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	493
Matthew Kirk	391
Ronald Schellekens	221

END

14 August 2014

RNS: 1374P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 August 2014 that the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company on 12 August 2014, at the price of 193.65p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	130
Matthew Kirk	130
Ronald Schellekens	130

END

29 August 2014

RNS: 3824Q

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,812,627,758 ordinary shares of US$0.20 20/21 of which 2,312,555,712 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,500,072,046.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 15, 2014		By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary